Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Ratio of Earnings to Fixed Charges[1]	1.4X	1.6X	2.2X	3.3X	3.3X

(1)	For purposes of calculating the ratios of earnings to fixed charges, “earnings” represent income (including only distributed income of less than 50% owned entities) before income taxes and fixed charges. “Fixed charges” represent interest expense, including amortization of debt issuance cost, and the portion of rentals representative of an implicit interest factor for such rentals.